

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

J. Kevin Judice, Ph.D.
Chief Executive Officer
DiCE Molecules Holdings, LLC
279 E. Grand Avenue, Suite 300, Lobby B
South San Francisco, CA 94080

   Re: **DiCE Molecules Holdings, LLC**
       Amendment No. 1 to Draft Registration Statement on Form S-1
       Exhibit No. 10.9
       Submitted August 6, 2021
       CIK No. 0001840233

Dear Dr. Judice:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

           Sincerely,

           Division of Corporation Finance